1. Name and Address of Reporting Person:  Lawrence A. Coulson
5711 South Corkery Road   Spokane WA  99223
2. Issuer Name and Ticker or Trading Symbol:  The Coeur d'Alenes Company
3. Social Security Number of Reporting Person:  ###-##-####
4. Statement for Month/Year:  October 1998
5.
6. Relationship of Reporting Person to Issuer:  Officer - Vice-President

Non Derivative Securities Acquired, Disposed of, or beneficially Owned

1. Title of Security:  Common Stock
2. Transaction Date:  10/26/98
3. Transaction Code:  P
4. Securities Acquired:  Amount - 38,000   (A) Acquired    Price  $0.28
5. Amount of Securities Beneficially Owned at End of Month:  360,029
6. Ownership Form:  Direct
7. Nature of Indirect Beneficial Ownership:  N/A
1. Title of Security:  Common Stock
2. Transaction Date:  10/26/1998
3. Transaction Code:  P
4. Securities Acquired:  Amount - 35,714      (A) Acquired    Price  $0.28
5. Amount of Securities Beneficially Owned at End of Month:  35,714
6. Ownership Form:  Indirect
7. Nature of Indirect Beneficial Ownership:  Partnership
Derivative Securities Acquired, Disposed of, or beneficially Owned
1. Title of Derivative Security:
Put(Obligation to Buy) First Right of Refusal (Right to Buy)
2. Conversion or Exercise Price of Derivative Security:  $0.20
3. Transaction Date:
4. Transaction Code:
5. Number of Derivative Securities Acquired:
6. Date Exercisable and Expiration Date:
Date:  11/1/1994   Expiration:  10/31/1998
7. Title and Amount of Underlying Securities:  Title:  Common Stock
8. Price of Derivative Security: $5000 Represents 1/3 partnership interest of Mr. Coulson in CINV's holdings of Convertible Debentures.
9. Number of Derivative Securities Beneficially Owned at End of Month: 25,000 Represents 1/3 partnership interest of Mr. Coulson in CINV's holdings of Convertible Debentures.
10. Ownership Form of Derivative Security:  I
11. Nature of Indirect Beneficial Ownership: By CINV a partnership